EXHIBIT 99.2

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release November 11, 2011

Seabridge Gold Files Third Quarter 2011 Financial Statements and MD&A

Toronto, Canada…Seabridge Gold announced today that it has filed its Third Quarter Financial Statements and Management’s Discussion and Analysis for the six and nine month periods ended September 30, 2011 on SEDAR (www.sedar.com). To review these documents on the Company website, please see
http://www.seabridgegold.net/sharefinrep.php

Highlights of the quarter included:

•  Better than expected drill results at Courageous Lake
•  Geotechnical drilling at KSM supports partial underground scenario at Mitchell
•  Exploration drilling at KSM’s Sulphurets zone points to likely reserve and resource expansions
•  KSM and Courageous Lake projected economics improve with higher gold prices
•  Agreement reached to sell Quartz Mountain Project

Summary Financial Results

During the three month period ended September 30, 2011 Seabridge posted a net loss of $3,706,000 ($0.09 per share) compared to a loss of $717,000 ($0.02 per share) for the same period last year. The current quarter loss includes $3,065,000 of stock option based compensation expense related to previous option grants that are being expensed while they continue to vest. During the 3rd quarter, Seabridge invested $18,291,000 in mineral interests, primarily at KSM and Courageous Lake, compared to $19,867,000 during the same period last year. At September 30, 2011, net working capital was $38,900,000 compared to $32,047,000 at December 31, 2010.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2010 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net